FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 28, 2005 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: October 28, 2005	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	October 27 , 2005

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886-2-8780-5489	email:	freddie_liu@aseglobal.com
US contact: Clare Lin
US Tel: +1-408-986-6524	email:	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Third Quarter Results
for the Period Ended September 30, 2005

Taipei, Taiwan, October 27, 2005 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), the world’s largest independent provider of semiconductor testing services, today announced third quarter diluted earnings of $0.14 per share under accounting principles generally accepted in the United States of America (US GAAP), compared with diluted earnings of $0.21 per share in the same period last year (3Q04) and a diluted loss of $0.61 per share in the second quarter of 2005 (2Q05). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported third quarter diluted earnings of $0.12 per share, compared with diluted earnings of $0.19 per share in 3Q04 and a diluted loss of $0.65 per share in 2Q05. The Company’s third quarter net income totaled $13.6 million under US GAAP and $11.9 million under ROC GAAP1.

RESULTS OF OPERATIONS

Revenues
Net revenues for the third quarter of 2005 totaled $124.5 million, down 24% from 3Q04 and up 2% from 2Q05. As a percentage of the Company’s net revenues, testing revenues accounted for 72%, module assembly revenues accounted for 13%, and IC packaging revenues accounted for 15% for the quarter. In the previous quarter, revenue contribution from testing, module assembly and IC packaging operations were 63%, 22% and 15%, respectively.

The Company’s top customers in 3Q05 included (in alphabetical order) Altera Corporation, ATI Technologies, Infineon Technologies AG, CSR, DSP Group, Flextronics, Legerity, Royal Philips Electronics, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 36% of total revenues in 3Q05, and only one customer accounted for over 10% of total revenues. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 25% of total revenues in 3Q05, up from 22% in 2Q05.

[1] Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

The following is the Company’s estimated end-market composition of revenues:

	3Q04	2Q05	3Q05
Communications	63%	55%	49%
Computers	16%	24%	27%
Consumer	15%	15%	20%
Industrial	2%	2%	2%
Other	4%	4%	2%

Expenses

Cost of revenues (COR) in 3Q05 totaled $94.9 million, down 30% from 3Q04 and down 13% from 2Q05. Depreciation and amortization expenses of $35.7 million represented 29% of revenues in 3Q05, compared with $38.3 million (23% of revenues) in 3Q04 and $37.5 million (31% of revenues) in 2Q05. Equipment rental expenses of $9.2 million represented 7% of revenues in 3Q05, compared with $10.5 million (6% of revenues) in 3Q04 and $11.2 million (9% of revenues) in 2Q05.

Gross margin for the quarter was 24%, up from 18% in the year-ago period and up from 11% in the previous quarter. The sequential increase in gross margin was primarily due to increased revenues, decreased depreciation and equipment rental expenses, improved operational efficiency, and our ceasing to recognize module assembly revenues and related costs of revenues in September as a result of selling our camera module assembly operation to Flextronics. Gross margin for IC testing was 31%, compared with 29% in 3Q04 and 14% in 2Q05. Gross margin for module assembly was 12% in 3Q05, up from 8% in 3Q04 and up from 10% in 2Q05. Gross margin for IC packaging was 2% in 3Q05, compared with negative 7% in 3Q04 and negative 1% in 2Q05.

Operating expenses (R&D and SG&A expenses) in 3Q05 totaled $18.1 million, down 7% from 3Q04 and down 24% from 2Q05. As a percentage of total revenues, operating expenses represented 15% of total revenues in 3Q05, up from 12% in the 3Q04 and down from 19% in 2Q05. The sequential decrease in operating expenses was primarily attributed to the annual employee bonus recognized in 2Q05. Operating margin for the quarter was 9%, up from 6% in 3Q04 and up from negative 9% in 2Q05.

Net non-operating loss totaled $0.1 million in 3Q05, compared with net non-operating income of $1.4 million in 3Q04 and net non-operating loss of $53.5 million in 2Q05. Net interest expense totaled $3.1 million in 3Q05, up from $1.7 million in 3Q04 and up from $2.7 million in 2Q05. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $2.5 million in 3Q05, compared with investment income of $3.2 million in 3Q04 and $1.6 million in 2Q05. The sequential increase in investment income primarily came from ASE Korea’s increased earnings as well as cash dividends of $0.5 million received from our parent company, ASE Inc.

Company-wide headcount at the end of 3Q05 totaled 7,200. Approximately 1,500 employees were transferred to Flextronics as a result of the sale of the Company’s camera module assembly operation in early October when the transaction was closed.

Earnings
Net income under US GAAP was $13.6 million in 3Q05, compared with net income of $20.6 million in 3Q04 and net loss of $61.3 million in 2Q05. Net income under ROC GAAP in 3Q05 was $11.9 million, versus net income of $18.6 million in 3Q04 and net loss of $65.1 million in 2Q05. The ROC GAAP to US GAAP reconciliation in 3Q05 primarily included an adjustment of $1.2 million reducing compensation expense, an adjustment of $1.2 million reversing the amortization of goodwill recorded under ROC GAAP, less an adjustment of $0.4 million to record expenses attributable to the ASE Inc. stock options granted to the Company’s employees.

Diluted earnings per share in 3Q05 under US GAAP was $0.14, compared with diluted earnings per share of $0.21 in 3Q04 and diluted loss per share of $0.61 in 2Q05. Diluted earnings per share under ROC GAAP was $0.12, compared with diluted earnings per share of $0.19 in 3Q04 and diluted loss per share of $0.65 in 2Q05.

BUSINESS REVIEW

Testing Business
Testing revenues for the quarter were $89.2 million, down 2% from 3Q04 and up 15% from 2Q05. Testing revenue breakdown by type of testing service is shown in the table below.

Testing Service	3Q04	2Q05	3Q05
Final Test—Logic	59%	65%	68%
Wafer Sort & Other	33%	25%	25%
Engineering	5%	7%	4%
Final Test—Memory	2%	1%	2%
Hardware	1%	2%	1%
Total Test	100%	100%	100%

Gross margin for the testing operations in 3Q05 was 31%, up from 29% in 3Q04 and up from 14% in 2Q05. The sequential increase in gross margin was primarily due to increased revenues, decreased depreciation and rental expenses, and improved operational efficiency.

The Company spent $10.1 million on testing equipment in 3Q05. A total of 20 testers were added through purchases, leases and consignment, and 49 testers were disposed of. At the end of the period, the Company had a total of 821 testers, of which 649 testers were owned or leased and the rest were consigned.

IC Packaging Business
IC packaging revenues for the quarter were $19.0 million, down 7% from 3Q04 and up 5% from 2Q05. IC packaging volume in total pin count increased by a low-single-digit percentage sequentially and average selling price increased by a low-single-digit percentage sequentially. IC packaging revenue breakdown by package type is as follows:

Package Type	3Q04	2Q05	3Q05
Substrate & Advanced Leadframe Packages	64%	70%	68%
Traditional Leadframe Packages	36%	30%	32%
Total Assembly	100%	100%	100%

Gross margin for packaging in 3Q05 was 2%, up from negative 7% in 3Q04 and up from negative 1% in 2Q05. We continue to streamline the packaging operations and bring down the break even revenues. As of the end of the third quarter, the Company operated a total of 435 wirebonders.

Module Assembly Business
Module assembly revenues for the quarter were $16.3 million, representing a decrease of 68% from 3Q04 and a decrease of 39% from 2Q05. Gross margin for the module assembly operations in 3Q05 was 12%, up from 8% in 3Q04 and up from 10% in 2Q05.

The Company sold its camera module assembly operations in Penang, Malaysia to Flextronics in early October 2005 for $18.7 million, which covers the book value of the equipment and inventory transferred to Flextronics, plus an acquisition premium that reflects certain intangibles. As agreed with Flextronics, the Company did not invoice Flextronics for the normal selling price of the camera modules shipped during the month of September 2005. Instead, Flextronics reimbursed the Company the actual costs incurred in the assembly of camera modules during this period. As a result, the Company did not recognize revenues from the assembly of camera modules shipped to Flextronics in September.

BALANCE SHEET

At the end of the quarter, the Company had $99.9 million in cash and short-term investments, an increase of $23.6 million compared with 2Q05. Total unused credit lines amounted to $217.2 million. Total debt was $336.6 million, which was comprised of $67.5 million in short-term debt and $269.1 million in long-term debt. Total bank debt reduced by $22.6 million during the quarter. The Company’s debt maturity, as of the end of 3Q05, was as follows:

Amount ($ million)
Within the first year	67.5
During the second year	105.3
During the third year	110.9
During the fourth year	27.5
During the fifth year and thereafter	25.4

CAPITAL EXPENDITURES

In 3Q05, the Company spent $10.8 million on equipment, most of which was for testing equipment. In the first nine months of 2005, the Company spent $27.3 million on equipment.

BUSINESS OUTLOOK

The Company currently expects its total net revenues in the fourth quarter of 2005 to decline by 8-10% sequentially, primarily due to the discontinuation of the module assembly business. With respect to the core IC testing and packaging operations, the IC testing revenues are expected to increase 5-7% in 4Q05 compared to 3Q05, and IC packaging revenues are expected to remain flat in 4Q05 compared to 3Q05.

Assuming the above revenue changes, the Company expects its gross margin in 4Q05 at a high-twenties percentage.

Given the current forecast, the Company expects to spend less than $5 million on purchasing or leasing additional equipment for the rest of 2005. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Sep. 30, 2004	For the Three Months Ended Jun. 30, 2005	For the Three Months Ended Sep. 30, 2005

ROC GAAP:
Net revenues	163,520	122,392	124,545
Cost of revenues	134,666	109,024	94,877

Gross profit	28,854	13,368	29,668
Operating expense
R&D	5,527	6,175	6,161
SG&A	13,828	17,610	11,919

Subtotal	19,355	23,785	18,080

Operating income (loss)	9,499	(10,417)	11,588

Non-operating expense (income)
Interest income	(135)	(290)	(420)
Interest expense	1,864	2,989	3,478
Loss on fire damage	-	50,200	382
Others	(3,157)	639	(3,312)

Subtotal	(1,428)	53,538	128

Income/ (loss) before tax	10,927	(63,955)	11,460
Income tax benefit (expense)	7,658	(1,183)	430

Net income/ (loss) (ROC GAAP)	18,585	(65,138)	11,890

Net income/ (loss) (US GAAP)	20,568	(61,261)	13,629

Diluted EPS (ROC GAAP)	0.19	(0.65)	0.12
Diluted EPS (US GAAP)	0.21	(0.61)	0.14

Margin Analysis:
Gross margin	17.6%	10.9%	23.8%
Operating margin	5.8%	-8.5%	9.3%
Net margin (ROC GAAP)	11.4%	-53.2%	9.5%
Net margin (US GAAP)	12.6%	-50.1%	10.9%

Additional Data:
Testing revenues	91,431	77,813	89,230
IC packaging revenues	20,403	18,053	19,020
Module assembly revenues	51,686	26,526	16,295
Shares outstanding	100,059,031	100,059,031	100,059,031
Shares used in diluted EPS calculation	100,059,031	100,059,031	100,105,018

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Nine Months Ended Sep. 30, 2004	For the Nine Months Ended Sep. 30, 2005

Cash Flows From Operating Activities
Net income (loss)	51,895	(68,451)
Adjustments
Depreciation and amortization	122,917	120,388
Provision for doubtful accounts and sales discounts	707	1,997
Loss on fire damage	0	42,277
Investment income under equity method	(9,434)	(3,771)
Other	(16,220)	9,145
Changes in operating assets and liabilities	(64,044)	11,164

Net Cash Provided by Operating Activities	85,821	112,749

Cash Flows From Investing Activities
Acquisition of properties	(172,659)	(55,069)
Proceeds from sale of properties	19,153	34,416
Decrease in short-term investments	1,000	9,884
Increase in long-term investments	(19,613)	0
Increase in other assets	(13,790)	(6,301)

Net Cash Used in Investing Activities	(185,909)	(17,070)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	0
Increase (decrease) in short-term borrowings	52,526	(51,268)
Increase in long-term debts	95,251	116,136
Repayments of long-term debts	(77,602)	(107,406)

Net Cash Provided by/(Used) in Financing Activities	75,663	(42,538)

Translation Adjustments	(366)	(2,892)

Net Increase (decrease) in Cash and Cash Equivalents	(24,791)	50,249
Cash and Cash Equivalents, Beginning of Period	70,949	39,489

Cash and Cash Equivalents, End of Period	46,158	89,738

Interest paid	3,279	6,968

Income tax paid	283	95

Cash paid for acquisitions of properties
Purchase price	183,498	37,807
Decrease (Increase) in payable	(10,839)	17,262

	172,659	55,069

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Jun. 30, 2005	Sep. 30, 2005

Cash and cash equivalents	66,120	89,738
Short-term investments	10,116	10,116
Accounts receivable	108,270	102,267
Inventories	26,599	25,118
Other current assets	26,637	45,506

Total current assets	237,742	272,745

Long-term investments	135,563	137,321
Net fixed assets	525,121	478,757
Consolidated debits	23,128	21,887
Other assets	64,209	62,744

Total assets	985,763	973,454

Short-term borrowings	31,153	12,995
Accounts payable	25,627	42,349
Payable for fixed assets	14,394	15,523
Current portion of LT debt	55,881	54,473
Other current liabilities	54,482	47,940

Total current liabilities	181,537	173,280

Long-term debt	272,140	269,089
Other liabilities	8,627	8,471

Total liabilities	462,304	450,840
Shareholders’ equity	523,459	522,614

Total liabilities & shareholders’ equity	985,763	973,454

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.